Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 October 11, 2012

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The Barclays CAPE™ US Core Sector Index

Shiller Barclays CAPE™ US Core Sector Index

Shiller Barclays CAPE™ US Core Sector Index

The Shiller Barclays CAPE™ US Core Sector Index (the “Index”) is an index built upon the principles of long term investing as distilled by Robert Shiller:

Employs a proprietary sector-rotation methodology designed in a collaboration between Robert Shiller and Barclays;

Uses the Cyclically Adjusted PE (CAPE) Ratio as a metric for identifying relative valuation of US equity sectors;

Includes momentum signal to avoid investing in undervalued assets that may fail to outperform (“value trap”);

Index selection methodology based on specifically-reconstructed 40-years of data for nine US sectors;

May be appropriate for investors seeking long-term US Equity exposure with a value allocation.

Index calculated and maintained by Barclays Bank PLC

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Hypothetical Historical Index Performance

300 275 250 225 200 175 150 125 100 75

Shiller Barclays CAPE™ US Core Sector Index

S&P 500 ® TR

Sep-02 Sep-03 Sep-04 Sep-05 Sep-06 Sep-07 Sep-08 Sep-09 Sep-10 Sep-11 Sep-12

Shiller Barclays CAPE™ US S&P 500® TR

Core Sector Index

Annualized Returns 11.3% 7.2%

Annualized Volatility 1 19.6% 21.2%

Returns/Volatility Ratio 0.57 0.34

Correlation2 to the S&P500® TR 96.9% 100%

Source: Bloomberg, Barclays. Data: 9/03/2002 – 9/28/2012 . The Shiller Barclays CAPE US Core Sector Index was launched on 10/5/2012. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index.

1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

3 The Shiller Barclays CAPE™ US Core Sector Index

Robert Shiller

American economist, best-selling author, and the Arthur M. Okun Professor of Economics, Professor of Finance, and Fellow at the International Center for Finance at Yale University.

Co-director of the Behavioral Finance

Workshop at the National Bureau of Economic Research since 1991.

Jointly developed the Standard & Poor’s/Case-Shiller Home Price Indices.

Best-selling author of several economics books.

Developed the widely-known CAPE ratio

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4 The Shiller Barclays CAPE™ US Core Sector Index

Index Mechanics

9 US Sectors

Relative CAPE Indicator for Each Sector

Momentum

Ranking

Reconstruct sector portfolio values and earnings back to 1970’s, for the 9 Select Sectors of the S&P 500®, and create evaluation metrics

Remove the four most relatively overvalued sectors based on Relative CAPE Indicator

Remove one sector with lowest

12-month momentum

Allocate equally to the S&P Select Sector Indices for the four remaining sectors

Sector selection and rebalancing occurs monthly.

FOR ILLUSTRATIVE PURPOSES ONLY

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The CAPE Ratio

The Cyclically Adjusted PE (CAPE) ratio,

“Campbell-Shiller PE(10)”, or “Shiller 10”, seeks to assess long term equity market valuations

Inflation-Adjusted Equity Benchmark CAPE1 =

10-Y moving Average of Inflation-Adjusted Equity Benchmark Earnings

Formally defined by Robert Shiller and John Y. Campbell during the 1980s;2

Became a frequently cited benchmark for long-term equity valuation.

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1. In its original formulation, the CAPE ratio used the price returns index. In a collaboration between Robert Shiller and Barclays, the CAPE ratio has been modified to account for dividend payments, by referencing the total returns, and the 10-Y dividend-adjusted earnings.

2. Important publications:

John Y. Campbell and Robert J. Shiller, “Stock Prices, Earnings and Expected Dividends,” Journal of Finance, 43(3): 661-76, July 1988.

John Y. Campbell and Robert J. Shiller, “Valuation Ratios and the Long-Run Stock Market Outlook,” Journal of Portfolio Management, 24(2): 11-26, 1998. John Y. Campbell and Robert J. Shiller, “Valuation Ratios and the Long-Run Stock Market Outlook: An Update,” NBER Working Paper 8221, 2001.

Robert J. Shiller, Irrational Exuberance, Princeton University Press, Princeton, NJ, 2000, 2005.

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CAPE Ratio for Value Investing

The CAPE ratio is a frequently cited benchmark to assess long term equity market valuations.

Uses 10 years of historical data, addressing a classic criticism of price-to-earning ratio for long-term investing, which only relies on only 1-year of data

Historically, strong inverse relation between the CAPE ratio on the S&P 500® and the long-term S&P 500® returns (i.e. high historical returns when CAPE is low, and vice versa):

CAPE ratio vs following 10Y returns

S&P500® TR following 10Y returns

10% 8% 6% 4% 2% 0% -2% -4%

0-5 5-10 10-15 15-20 20-25 25-30 30-35 35-40 40-45

S&P500® CAPE Ratio

Source: Robert Shiller, Barclays, 8/31/1990-9/28/2012. Past performance is not indicative of future results.

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Relative CAPE

The CAPE ratio may be used to compare relative valuation of single equity sectors.

To account for idiosyncratic differences between sectors, where CAPE ratios have historically been of different magnitudes, a “Relative CAPE” indicator is used:

RELATIVE Current sector CAPE ratio CAPE =

INDICATOR 20-Y rolling average of sector CAPE ratio1

40 Cape Ratio

30

20

10 Financial Health care 0

2002 2004 2006 2008 2010 2012

1.2 Relative CAPE indicator

1.0

0.8

0.6

Financial

0.4 Health care

0.2

2002 2004 2006 2008 2010 2012

The Index calculates the Relative CAPE Indicator for the nine US equity sectors, and the five most undervalued sectors are selected:

y 40 years of S&P Select Sector Indices price and earnings data have been re-created by Barclays Bank PLC to provide such comparison.

Source: Barclays, 9/28/1972-9/28/2012. Past performance is not indicative of future results.

1. The 20 year data entering the average is winsorized at the 5% level, aiming to eliminating extreme events in the history of a sector.

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Value Trap and Momentum

The “Value Trap

In general, undervalued stocks have historically outperformed equity benchmarks over the long term1.

However, some assets may appear undervalued when their low price is actually due to decline (so called “value trap ).

A Price Momentum

By discarding sectors with recent negative performance, price momentum seeks to avoid sectors that may fall in value in the short term.

The Index incorporates a momentum factor by:

Evaluating the trailing 12-month returns of the five most relatively undervalued sectors;

Discarding from the Index allocation the worst-performing sector.

1. Eugene F. Fama and Kenneth R. French, “The Cross-Section of Expected Stock Returns,” Journal of Finance, 47:2, 427-65, June 1992.

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The Effect of Value Selection & Price Momentum factors


S&P 500®
Ann. Returns 7.2%
Ann. Volatility[1] 21.2%
5 sectors selected by CAPE*
Ann. Returns 10.2%
Ann. Volatility 21.6%
4 sectors discarded by CAPE*
Ann. Returns. 7.0%
Ann. Volatility. 21.2%
The Index
Ann. Returns. 11.3%
Ann. Volatility 19.6%
Sector discarded by momentum factor*
Ann. Returns. 4.5%
Ann. Volatility. 36.3%

* Calculated using same data, same index methodology and rebalancing as the Index, but with different sector selections.
Source: Bloomberg, Barclays, 9/03/2002 – 9/28/2012.
1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.
The Shiller Barclays CAPE US Core Sector Index was launched on October 5, 2012. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index.

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BARCLAYS

Hypothetical Historical Sector Selections

Energy Materials Industrial Consumer Discretionary Consumer Staples Health care Financial Utilities Technology

2002 2003 2004 2005 2006 2007 2008 2009 2010

Selected sectors

Sector discarded by momentum factor

Source: Barclays, 9/03/2002 – 9/30/2010.

The Shiller Barclays CAPE US Core Sector Index was launched on 10/5/2012. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index.

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Hypothetical Historical Performance vs S&P 500® TR

Relative Performance

2—1—0 1 2 3 4 5 . 0% 0% . . 0% . 0% . 0% 0% . 0% . . 0% 2002 Q4 2003 Q1 Q2 Q3 Q4 2004 Q1 Q2 Q3 Performance Q4 2005 Q1 of the Q2 Q3

Index Q4 2006 Q1 Q2 relative Q3 to Q4 the 2007 Q1 Q2

S&P Q3 500 Q4 2008 Q1 TR

Q2 (LHS) Q3 Q4 2009 Q1

Q2 Q3 Q4 2010 Q1 S&P Q2 500 Q3 Q4 TR 2011 Q1 (RHS) Q2 Q3 Q4 2012 Q1 Q2

1000 1300 1600 1900 2200 2500 2800

S&P 500 TR

Source: Barclays, 9/30/2002 – 9/28/2012.

The Shiller Barclays CAPE US Core Sector Index was launched in October 2012. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

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Sector CAPE Ratios

Energy Materials 50 Industrial

40 30 20 10

1992 1996 2000 2004 2008 2012

Consumer Discretionary Consumer Staples 70 Health care

1992 1996 2000 2004 2008 2012

Financial Utilities Technology

Source: Barclays, 1/2/2002 – 9/28/2012. Past performance is not indicative of future results.

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Selected Risk Considerations

An investment in the Securities linked to the Index described herein (the “Securities”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The Securities are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the Securities are subject to an investor fee and any other applicable costs, the return on the Securities will always be lower than the total return on a direct investment in the index components. The Securities are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC clays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Securities, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the Securities prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.

Issuer Redemption part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Dynamic Allocation and Strategy Risk:

Sector Indices. The allocation among the Sector Indices is based upon a proprietary index methodology sponsored by Barclays Bank PLC that may not provide outperformance relative to any alternative allocation among the Sector Indices or a diversified portfolio generally, and is made in accordance with pre-defined weightings that may not be optimal.

Market and Volatility Risk: date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your Securities in the secondary market. Factors that may influence the market value of the Securities include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the Securities, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

No Interest Payments from the Securities Uncertain Tax Treatment about your own tax situation.

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Selected Risk Considerations

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

“Shiller Barclays CAPETM US Core Sector Index” is a trademark of Barclays Bank PLC.

“CAPETM” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC.

Standard & Poor’s®, S&P 500®, S&P® and S&P 500® Total Return are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. The Shiller Barclays CAPETM US Core Sector Index (the “Index”) which is based on the S&P 500® and the Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. The Securities based on the Index are not sponsored or endorsed by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Index to track general market performance.

© 2012 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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